Exhibit 99.5

Knight Piésold Ltd.

Suite 1400
File No.:VA201-135/6-A.01	750 West Pender Street
Cont. No.:VA11-01112	Vancouver, British Columbia
Canada V6C 2T8

22 July, 2011	Telephone: 604.685.0543
Facsimile: 604.685.0147
Web: www.knightpiesold.com

Re:	CONSENT OF QUALIFIED PERSON

I, Jeremy Haile, consent to the public filing of the technical report titled "Updated Preliminary Assessment of the Monterde Project, Guazapares Municipality, Chihuahua State, Mexico" and dated 22 July, 2011 (the "Technical Report") by Kimber Resources Inc.

I also consent to any extracts from or a summary of the Technical Report in the news release dated 8 June, 2011 of Kimber Resources Inc.

I certify that I have read the news release dated 8 June, 2011, filed by Kimber Resources Inc. and confirm that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 22 day of July, 2011

/s/ Jeremy P. Haile	[seal of Jeremy P. Haile, P.Eng.]
Jeremy P. Haile, P.Eng.
President